Exhibit 2.1

Execution Version

Date: November 10, 2025

BUSINESS COMBINATION AGREEMENT

between

Northern Data AG

and

Rumble Inc.

TABLE OF CONTENTS

1	Announcements; Press	3
2	Obligation to Launch the Takeover Offer	3
3	Offer Terms	5
4	Support of Takeover Offer	9
5	Reasoned Statement by the Company’s Corporate Bodies on the Takeover Offer	14
6	Representations and Warranties	15
7	Stock Options of the Company	17
8	Domination and Profit and Loss Transfer Agreement; Delisting; Squeeze-out	18
9	Strategy	18
10	Corporate Governance	18
11	Workforce and Employees	19
12	Term; Termination	19
13	Miscellaneous	21

i

DEFINITIONS

Acceptance Period	5	Material Bidder Compliance Violation	20
Accounting Expert	8	Material Compliance Violation	6
Additional Acceptance Period	5	ND Group	1
Agreement	1	ND Shares	1
AktG	6	Net Proceeds	8
Apeiron	2	Offer Conditions	6
Apeiron SPA	2	Offer Document	3
ART Sellers	2	Offer Period	5
ART Sellers SPA	2	Offer Price	5
BaFin	3	Offer Publication Date	5
Bidder	1	Offer Shares	5
Bidder Confidentiality Agreement	3	Parties	1
Bidder Group	13	Party	1
Bidder Transaction Support Agreement	1	Peak Mining Purchase Agreement	1
Business Day	23	Permitted Finding	13
Cash Consideration Amount	7	Proceedings	12
CC Transaction	7	Prohibited Finding	13
Clearance	6	Prospectus	5
Clearances	6	Real Property	22
Clearstream	5	Reasoned Statement	14
Closing	6	Recommendation Requirements	15
Company	1	Registration Statement	3
Company Equity Commitment Agreement	2	Relevant Date	8
Company Transaction Support Agreement	1	Rumble Equity Commitment Agreement	2
Competing Offer	11	SEC	3
Criminal Law Expert	12	Securities Act	3
Disclosure Documents	3	Shareholder Loan Amendment Agreement	2
DPLTA	18	STA	12
Effective Date	3	Stock Options	17
End Date	6	Superior Offer	15
EPPO	12	Supervisory Board	2
Excess Offer Shares	5	Takeover Offer	2
Exchange Act	3	Target Insolvency	6
ExchangeCo Shares	11	Tether	1
Existing Shareholder Loan	2	Title Company	22
IFRS	4	Title Insurance Policy	22
Investigated Matters	12	Transaction	2
Law Firm	12	Transaction Support Agreements	1
Law Firm Investigation	12	US GAAP	4
Law Firm Report	13	WpÜG	2
Management Board	2	Written Consent	9
MAR	3

ii

This Business Combination Agreement (also referred to as this “Agreement”) is entered into as of the date first written above between

Rumble Inc.

- the “Bidder” -

and

Northern Data AG

- the “Company” -

The Bidder and the Company are hereinafter also collectively referred to as the “Parties”, and individually as a “Party”.

PREAMBLE

(A)	The Company is a German stock corporation (Aktiengesellschaft) incorporated under the laws of Germany, having its corporate seat in Frankfurt am Main, Germany, and its registered address at An der Welle 3, 60322 Frankfurt am Main, Germany and is registered in the commercial register (Handelsregister) of the local court (Amtsgericht) of Frankfurt am Main, Germany under HRB 106465 (together with its subsidiaries, “ND Group”).

(B)	The Company’s share capital as of the date hereof amounts to EUR 64,196,677.00 and is divided into 64,196,677 no-par value bearer shares (the “ND Shares”). The ND Shares are listed, inter alia, on the open market (Freiverkehr) of the Munich Stock Exchange (Börse München) and the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) under ISIN: DE000A0SMU87. The Company does not hold any treasury shares.

(C)	The Bidder is a Delaware corporation incorporated under the laws of the State of Delaware, United States, principally located at 444 Gulf of Mexico Drive Longboat Key, FL 34228, United States of America.

(D)	After the date hereof and prior to the launch of the Takeover Offer, or after the Closing of the Takeover Offer, the Bidder may form a new wholly-owned entity or acquire an existing German stock corporation and cause such subsidiary to execute a joinder to this Agreement and agree to be bound by the provisions of this Agreement applicable to the Bidder, provided that the Bidder shall at all times continue to be bound by the provisions of this Agreement.

(E)	On November 3, 2025, Highland Group Mining Inc., Appalachian Energy LLC, 2750418 Alberta ULC, Northern Data US, Inc. and the Company entered into a merger and equity purchase agreement pursuant to which the Company sold and transferred its Bitcoin mining business (as may be amended in accordance with the terms thereof (the “Peak Mining Purchase Agreement”).

(F)	Immediately prior to the execution of this Agreement, the Management Board and the Supervisory Board held consultations with the Company’s external financial advisor regarding the parameters of the Transaction.

(G)	Prior to or concurrently with the execution and delivery of this Agreement:

a.	Tether Investments, S.A. de C.V. (“Tether”) and the Bidder are entering into a transaction support agreement, pursuant to which Tether will sell and transfer the ND Shares held by Tether to the Bidder (as may be amended in accordance with the terms thereof, the “Bidder Transaction Support Agreement”);

b.	Tether and the Company are entering into a transaction support agreement (as may be amended in accordance with the terms thereof, the “Company Transaction Support Agreement” and, together with the Bidder Transaction Support Agreement, the “Transaction Support Agreements”);

c.	ART Beteiligungs Management GmbH, ART Holding GmbH and Aroosh Thillainathan (collectively, the “ART Sellers”) and the Bidder are entering into a transaction support agreement, pursuant to which the ART Sellers will sell and transfer the ND Shares held thereby to the Bidder (as may be amended in accordance with the terms thereof, the “ART Sellers SPA”);

d.	Apeiron Investment Group Ltd., Malta (“Apeiron”) and the Bidder are entering into a transaction support agreement, pursuant to which Apeiron will sell and transfer the ND Shares held thereby to the Bidder (as may be amended in accordance with the terms thereof, the “Apeiron SPA”);

e.	Tether and the Company are entering into an amendment and restatement agreement with respect to the shareholder loan agreement granted by Tether to the Company dated November 2, 2023 (the “Existing Shareholder Loan”) substantially in the form attached as Annex (E) hereto (the “Shareholder Loan Amendment Agreement”);

f.	The Bidder, Tether and the Company are entering into an equity commitment agreement, which shall be effective as of the date hereof, in the form attached as Annex (F) hereto (the “Company Equity Commitment Agreement”); and

g.	The Bidder and Tether are entering into an equity commitment agreement, which shall be effective upon the Closing, substantially in the form attached as Annex (G) hereto (the “Rumble Equity Commitment Agreement”);

(H)	By entering into the Transaction Support Agreements, Tether has, inter alia, further demonstrated its willingness to support the implementation of the Shareholder Loan Amendment Agreement.

(I)	Mr. Pavlovski will deliver the Written Consent immediately following the execution of this Agreement.

(J)	With a view of strengthening the business of the Company and combining the businesses of the Bidder’s group and ND Group, the Bidder intends to acquire ND Group by making a voluntary public exchange offer (Tauschangebot) (the “Takeover Offer”) to the shareholders of the Company for all ND Shares outside of the rules of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, the “WpÜG”) (the Takeover Offer, together with the transactions contemplated under the Transaction Support Agreements, the ART Sellers SPA and the Shareholder Loan Amendment Agreement together the “Transaction”).

(K)	The management board of the Company (the “Management Board”) has unanimously (a) determined that the Takeover Offer and the Transaction are consistent with, and will further, the business strategies and goals of the Company, and are in the best interests of the Company, its shareholders and other stakeholders, (b) approved the Transaction, including the Takeover Offer, and (c) determined that, subject to the review of the final Offer Document and its fiduciary duties under German law, it will unanimously recommend that the shareholders of the Company accept the Takeover Offer and tender their ND Shares in the Takeover Offer.

(L)	The supervisory board of the Company (the “Supervisory Board”) has unanimously (a) determined that the Takeover Offer and the Transaction are consistent with, and will further, the business strategies and goals of the Company, and are in the best interests of the Company, its shareholders and other stakeholders, (b) approved the Transaction, including the Takeover Offer, and (c) determined that, subject to the review of the final Offer Document and its fiduciary duties under German law, it will unanimously recommend that the holders of ND Shares accept the Takeover Offer and tender their ND Shares in the Takeover Offer.

(M)	The Parties acknowledge that this Agreement and the values, principles and objectives set forth herein constitute the mutual understanding of the Parties for their future cooperation. Nothing in this Agreement shall prevent the Company, the Management Board, the Supervisory Board or any other member of the ND Group from acting in accordance with their fiduciary duties under German law and their tasks and duties to the extent legally required.

NOW, THEREFORE, in consideration of the promises, and of the representations, warranties, covenants and agreements contained herein, the Parties hereby agree as follows:

1	Announcements; Press

1.1	The Parties will use commercially reasonable efforts to cooperate with one another in order to proceed with the contemplated Transaction as expeditiously as possible.

1.2	Without undue delay (unverzüglich) after the signing of this Agreement (the date on which this Agreement has been signed by the Parties shall be hereinafter be referred to as the “Effective Date”) the Company shall publish an ad hoc announcement pursuant to Art. 17 para. 1 of the Regulation (EU) No 596/2014 on market abuse (“MAR”).

1.3	Promptly after the Company’s publication of the ad hoc announcement pursuant to Section 1.2, the Bidder shall issue a press release relating to the Transaction as set forth in Annex 1.3 and the Bidder will disclose the entire content of this Agreement as part of its filing on the Form 8-K with the United States Securities and Exchange Commission (the “SEC”) in connection with the entry into this Agreement.

1.4	The ad hoc announcement pursuant to Section 1.2, and the press release pursuant to Section 1.3 shall reflect that the Management Board welcomes, and, subject to a review of the published offer document for the Takeover Offer (the “Offer Document”) and its fiduciary duties under German law, supports the Takeover Offer and will support the Transaction and its consummation and will recommend to the holders of ND Shares to accept the Takeover Offer.

1.5	The Company hereby agrees that the Bidder will disclose a summary of the material content of this Agreement as part of the Offer Document as well as in press release issued by the Bidder in connection with the Takeover Offer (in addition to the press release referred to in Section 1.3) subject to the provisions of the confidentiality agreement dated February 14, 2025 and amended on August 22, 2025 (the “Bidder Confidentiality Agreement”), which remains in force. Conversely, the Bidder hereby agrees that there will be a disclosure of a summary of the material content of this Agreement in the Reasoned Statement by the Company’s corporate bodies.

1.6	Any further public statements by the Company or the Bidder in connection with the Transaction shall be made in accordance with Section 13.2.

2	Obligation to Launch the Takeover Offer

2.1	As promptly as reasonably practicable after the Effective Date, the Bidder will use reasonable best efforts to prepare and file with the SEC (subject to the Company complying with its support obligations) by December 31, 2025, or as promptly as practicable thereafter, a registration statement on Form S-4 including (A) a prospectus (together with any amendments thereof or supplements thereto) in connection with the issuance by the Bidder of the Offer Shares to (i) be used as an exchange offer prospectus sent to U.S. holders of the ND Shares and (ii) register with the SEC the offer and sale of the Offer Shares to the holders of ND Shares, and (B) a written information statement of the type contemplated by Rule 14c-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) containing (i) the information specified in Schedule 14C under the United States Exchange Act concerning the Written Consent and the transactions contemplated by this Agreement and (ii) the notice of action by written consent required by Section 228(e) of the Delaware General Corporation Law (clauses (A) and (B), collectively, the “Registration Statement” and, together with the Prospectus, the “Disclosure Documents”).

2.2	As promptly as reasonably practicable, the Company shall provide all information, including financial information (other than, subject to Section 2.4, pro forma financial statements), relating to ND Group and necessary to include in the Disclosure Documents under applicable law, in particular the United States Securities Act of 1933 (as amended) (the “Securities Act”), the Exchange Act and Regulation (EU) 2017/1129 of the European Parliament and of the Council on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and/or requested by the SEC or the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht (“BaFin”)) to have the Registration Statement declared effective by the SEC and the Prospectus approved by BaFin and/or to address any SEC and/or BaFin comments.

2.3	The Company shall take all reasonably required action such that the Company’s auditor(s) will provide the necessary consent to include the requisite historical audited financial statements of the Company in the Registration Statement as required by SEC rules.

2.4	The Bidder and the Company shall fully cooperate in connection with the preparation for inclusion in the Registration Statement of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC). The Company shall assist the Bidder in preparing all necessary adjustments to reflect differences between International Financial Reporting Standards as adopted by the European Union (“IFRS”) and United States Generally Accepted Accounting Principles (“US GAAP”) for purposes of preparing pro forma financial statements.

2.5	The Bidder shall give the Company and its advisors the opportunity to review and comment on the draft Disclosure Documents (including any amendments thereto) prior to filing thereof. The Bidder shall as promptly as reasonably practicable notify the Company upon receipt of any comments from the SEC and/or BaFin including with respect to any request for amendments or supplements to the Disclosure Documents and shall provide the Company with copies of all written comments received from the SEC and BaFin. The Bidder shall (i) provide the Company with drafts of the responses to comments from the SEC and/or BaFin at a time reasonably prior to submitting such responses, (ii) give due consideration to the Company’s comments, and (iii) use its reasonable commercial efforts to respond as promptly as reasonably practicable to any comments from the SEC and BaFin with respect to the Disclosure Documents.

2.6	Notwithstanding the foregoing, the Bidder may delay the filing of the Disclosure Documents if the Bidder has (i) not received from the Company any financial or other information relating to ND Group required to file the Disclosure Documents, and (ii) requested such information from the Company in writing, including via email, in reasonable detail describing the requested information and with sufficient time in advance for the Company to respond to such request, and (iii) has afforded the Company and its advisors sufficient time to review, and comment on, any revised drafts of the Disclosure Documents prior to their envisaged filing, unless the Bidder has not been able to afford the Company such sufficient time for review because it has not received from the Company material comments or information, which (a) is required to finalize the draft, and (b) solely relates to ND Group and can only be provided by the Company, and (c) has been requested by the Bidder due time in advance. Subject to the foregoing, the Bidder undertakes to use its reasonable best efforts to (i) have the Registration Statement declared effective under the Securities Act and the rules and regulations thereunder, as promptly as reasonably practicable and (ii) obtain the approval from BaFin for the Prospectus as promptly as reasonably practicable.

2.7	The Bidder will prepare the Offer Document in accordance with the terms of this Agreement in reasonable cooperation and consultation with the Company and its advisors and in compliance with all applicable law and regulations. The Offer Document will include a summary description of the material content of this Agreement. The Company acknowledges that the provisions of the WpÜG and the German Takeover Regulation (WpÜG-Angebotsverordnung) do not apply to the Takeover Offer (however, in line with common practice, the contents of the Offer Document will largely correspond to the disclosure requirements set forth in such regulation). The Bidder will (i) give the Company and its advisors the opportunity to review and comment on the draft Offer Document at a time reasonably prior to its publication and (ii) give due consideration to the Company’s comments. In case of any contradiction between legally mandatory provisions and this Agreement, the respective provisions under, and interpretation of, such provisions shall prevail, and this Agreement shall be amended to reflect the Parties’ intentions to the utmost extent.

2.8	Until the End Date, or any earlier termination of this Agreement in accordance with Section 12.2, the Bidder shall, with the Company’s reasonable cooperation, and subject to Section 2.6, use its reasonable best efforts to (i) have the Registration Statement declared effective under the Securities Act as promptly as practicable after its filing, (ii) ensure that the Registration Statement complies in all material respects as to form and content with the requirements under the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder and other applicable law and (iii) keep the Registration Statement effective for so long as necessary to complete the Takeover Offer.

2.9	The Bidder will, subject to the status of the SEC review process of the Registration Statement, use reasonable best efforts to publish the Offer Document by April 30, 2025, but in any case not prior to BaFin having approved the publication of the prospectus of the Bidder relating to the public offer of shares of Class A common stock of the Bidder (the “Prospectus”).

2.10	Subject to applicable law, the Parties agree that the information relating to the Bidder group and ND Group and their respective businesses included in the Disclosure Documents and the Offer Document shall be identical in terms of content to the greatest extent practicable. The Parties agree to promptly correct any information provided by such Party for use in the Disclosure Documents and the Offer Document, if and to the extent that such information has become false or misleading in any material respect or as otherwise required by applicable law.

2.11	If the Prospectus has been approved by BaFin and has been published, but the Registration Statement has not yet been declared effective and the SEC requires further amendments which are in the view of the Parties material, the Bidder and the Company shall mutually agree as how to best provide this information to the Company’s shareholders so that such shareholders can consider the information in their decision on whether to accept the Takeover Offer.

3	Offer Terms

3.1	The consideration offered for each ND Share in the Takeover Offer will be an in kind consideration comprising 2.0281 shares of Class A common stock of the Bidder (the “Offer Price”, and such shares the “Offer Shares”).

3.2	No fractional Offer Shares will be exchanged for any ND Shares tendered in the Takeover Offer by any shareholder of the Company. Notwithstanding any other provision of this Agreement, each holder of ND Shares validly tendered into the Takeover Offer who would otherwise have been entitled to receive a fraction of an Offer Share shall, in lieu thereof, receive from its custodian bank cash (without interest) in an amount representing such holder’s proportionate interest in the net proceeds from the sale by Clearstream Banking Aktiengesellschaft (“Clearstream”) and/or its custodian bank for the account of all such holders of Offer Shares which would otherwise be issued (the “Excess Offer Shares”). The sale of the Excess Offer Shares by the custodian banks shall be executed on the NASDAQ or another comparable exchange, and shall be sold using the custodian banks’ good faith judgment (even if over multiple trading days) and executed in round lots to the extent practicable. From the proceeds resulting from the sale of the Excess Offer Shares, any commissions, transfer taxes and other out-of-pocket transaction costs for such holders of tendered ND Shares shall be deducted and the resulting net proceeds of such sale will be exchanged from U.S. Dollars into Euros (using the exchange rate as promulgated by the European Central Bank on the date of the wire transfer of such cash amount to the custodian banks) and then distributed to the holders of tendered ND Shares with each such holder receiving an amount of such proceeds proportionate to the amount of fractional interests which such holder would otherwise have been entitled to receive. The net proceeds credited for any fractional Offer Shares will be determined on the average net proceeds per Offer Share. As soon as reasonably practicable after the determination of the amount of cash, if any, to be paid to holders of tendered ND Shares in lieu of fractional interests, the custodian banks shall make available such amounts to such holders of tendered ND Shares. Any such sale shall be made within ten (10) Business Days or such shorter period as may be required by applicable law after Closing.

3.3	The Takeover Offer will provide for an initial acceptance period (such initial acceptance period, together with any period for which acceptance has been extended hereunder, if any, the “Acceptance Period”), the duration of which shall be equal to twenty (20) U.S. business days (to be determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) after the publication of the Offer Document. After the end of the Acceptance Period, the Bidder will publish the results of the Takeover Offer on its website relating to the Takeover Offer (such date the “Offer Publication Date”). If the Bidder waives a material Offer Condition within the last 5 Business Days of the Acceptance Period, the Acceptance Period will be extended by 5 Business Days. The waiver is equivalent to the fulfilment of the relevant Offer Condition. Shareholders of the Company who accept the Takeover Offer expressly declare with their acceptance that they are bound by their acceptance declaration even in the event of a waiver of one or more Offer Conditions and that they have no right of withdrawal in this case.

Shareholders of the Company who have not yet accepted the Takeover Offer within the Acceptance Period, may still accept the Takeover Offer within ten (10) U.S. business days after the Offer Publication Date (such period the “Additional Acceptance Period” and, the Additional Acceptance Period together with the Acceptance Period, the “Offer Period”). After the end of the Additional Acceptance Period, the Takeover Offer cannot be accepted.

3.4	The consummation of the Takeover Offer (the “Closing”) will only be subject to the following conditions (the “Offer Conditions”):

(a)	On or before December 31, 2026 (the “End Date”), the Transaction has been approved by the competent merger control authorities in the jurisdictions set forth in Annex 3.4(a) or the statutory waiting periods in such jurisdictions have lapsed with the result that the Transaction may be consummated without the approval by the relevant merger control authorities in such jurisdictions;

(b)	On or before the End Date, the Bidder has received the investment control clearances or equivalent regulatory approvals in the jurisdictions set forth in Annex 3.4(b) (the variants of the fulfilment of the Offer Conditions listed in Sections 3.4(a) and 3.4(b) each being a “Clearance” and collectively the “Clearances”);

(c)	Between the publication of the Offer Document and the expiration of the Offer Period, the Company has not published an ad hoc announcement pursuant to Art. 17 MAR, and no circumstances have occurred that would have had to be published by the Company pursuant to Art. 17 MAR, or where the Company decided to delay the publication pursuant to Art. 17 MAR that,

(i)	insolvency proceedings under German law have been opened in respect of the assets of the Company;

(ii)	the Management Board has applied for such proceedings to be opened; and/or

(iii)	there are grounds that would require an application for the opening of such proceedings (each of (i) through (iii) a “Target Insolvency”);

(d)	Between the publication of the Offer Document and the expiration of the Offer Period, no criminal or administrative offense (Ordnungswidrigkeit) (including any concrete reason of suspicion) by the Company or a member of ND Group, a member of a corporate body of the Company or a member of ND Group, while any such person was operating in their official capacity at, or on behalf of, the Company or a member of ND Group, under any applicable administrative or criminal laws in the United States, Germany or any other jurisdiction whose laws apply to operations of the Company or the relevant member of ND Group relating to bribery offenses and corruption or to any violation of any export sanctions administered or enforced by the United Nations Security Council, the European Union, has occurred or becomes known, in each case if any such occurrence constitutes or would constitute inside information for the Company pursuant to Art. 7 MAR or constituted such inside information prior to its publication (each a “Material Compliance Violation”);

(e)	Between the publication of the Offer Document and the expiration of the Offer Period, none of the following events have occurred (each of them being an independent Offer Condition):

(i)	the Company’s general meeting (Hauptversammlung) has passed a resolution approving the following:

(a)	a capital increase pursuant to Sections 182 et seqq., 192 et seqq. or 202 et seqq. of the German Stock Corporation Act (Aktiengesetz (“AktG”)) (including a capital increase from capital reserves pursuant to Sections 207 et seqq. AktG);

(b)	a split of the ND Shares, a consolidation of ND Shares, or any alteration of the rights pertaining to the ND shares or of the class of the ND Shares; or

(c)	the conclusion of an enterprise agreement (Unternehmensvertrag) within the meaning of Sections 291 and 292 AktG (with the exception of enterprise agreements (Unternehmensverträge) between the Company as the controlling company and any of its wholly-owned subsidiaries as controlled companies);

(ii)	an issuance of new ND Shares and/or an increase (including a capital increase from company funds) or reduction of the share capital of the Company have occurred; or

(iii)	the Company has publicly announced that the Management Board and the Supervisory Board have passed a resolution to issue rights or instruments (including those pursuant to Section 221 AktG) granting the option to subscribe for ND Shares or that such rights or instruments have been issued by the Company;

(f)	The approval (Billigungsbescheid) of the Prospectus has not been revoked by BaFin;

(g)	The Bidder Transaction Support Agreement, the ART Sellers SPA and the Apeiron SPA shall not have been terminated and the closing of the transactions contemplated thereunder shall have occurred prior to the Closing;

(h)	The Shareholder Loan Amendment Agreement has been duly executed by the Company and Tether;

(i)	The Registration Statement regarding the Offer Shares (a) has been declared effective by the SEC prior to the expiration of the Acceptance Period, and (b) is not subject to any stop order by the SEC pursuant to Section 8(d) of the Securities Act or any proceeding initiated by the SEC seeking such a stop order at the time of Closing as described in more detail in the Offer Document, (ii) at least 20 calendar days have passed since the information statement included within the Registration Statement was sent or given to the stockholders in compliance with Rule 14c-2 of the Exchange Act, and the Closing shall be permitted by Rule 14c-2 of the Exchange Act, and, (iii) the Offer Shares have been authorized for listing on the NASDAQ, subject to official notice of issuance; and

(j)	No order, decree, temporary restraining order, preliminary or permanent injunction or other order, nor any law enacted, entered, promulgated, enforced or issued by any competent governmental authority, is in effect which would prohibit or make illegal the Closing.

(k)	The Bidder shall not have been given access to the Law Firm Report on or prior to June 30, 2026 in accordance with Section 4.19.

3.5	To the extent permitted under applicable law, the Bidder shall be entitled to waive any and all of the Offer Conditions in whole or in part, except those set out in Sections 3.4(a), 3.4(b), 3.4(f), 3.4(g), 3.4(h)3.4(i) or 3.4(j).

3.6	The Takeover Offer will not provide for withdrawal rights.

3.7	For the avoidance of doubt, the Company consents to the Takeover Offer and the Transaction for all purposes of the standstill restrictions in Section 8 of the Bidder Confidentiality Agreement.

3.8	Potential Cash Consideration.

(a)	If ND Group receives any Net Proceeds in connection with a CC Purchase (as defined in the Peak Mining Purchase Agreement) and subsequent sale to a party currently in exclusive negotiations with respect to such a transaction (or any of such party’s affiliates) (collectively, the “CC Transaction”), the Bidder shall pay an aggregate amount in cash equal to the lesser of (i) the total amount of such Net Proceeds (as calculated pursuant to Section 3.8(b)) and (ii) USD 200 million (the “Cash Consideration Amount”) to shareholders of the Company who have validly tendered their ND Shares in the Tender Offer as well as the sellers under the Bidder Transaction Support Agreement, the ART Sellers SPA and the Apeiron SPA as set forth in Sections 3.8(d)-3(f) and in such respective agreements, as applicable.

(b)	For purposes of this Agreement, “Net Proceeds” shall be calculated as follows:

i.	Any cash proceeds actually received by ND Group (excluding deposits subject to return to the counterparty) as a result of the CC Transaction before the Relevant Date, including any earnout/commercialization payments; minus

ii.	Any amounts funded by or on behalf of ND Group into escrow pursuant to the terms of the Peak Mining Purchase Agreement; minus

iii.	Any third-party costs and fees paid or payable by ND Group in connection with the CC Transaction; minus

iv.	Any taxes paid or payable by ND Group in connection with the CC Transaction; minus

v.	Any amounts paid or payable (or reimbursed or reimbursable) by ND Group in connection with the CC Purchase.

in each case as of the date of commencement of the Tender Offer (the “Relevant Date”); provided, however, that if ND Group receives additional cash proceeds as a result of the CC Transaction after commencement of the Tender Offer but on or prior to the date that is 10 Business Days prior to the expiration of the initial Acceptance Period and the Parties can agree on the amount of such additional cash proceeds following good faith discussions, then these cash proceeds shall be included in the calculation of the Net Proceeds.

(c)	The Net Proceeds shall be determined as follows:

(i)	Within twenty (20) Business Days after consummation of the CC Transaction, the Company shall provide the Bidder with a calculation of the Net Proceeds as of a date that is ten (10) Business Days after consummation of the CC Transaction, together with supporting documentation reasonably required by the Bidder.

(ii)	Thereafter, from time-to-time, the Company shall update the expected Net Proceeds calculation as of the expected Relevant Date as may be reasonably requested by Bidder, but no less frequently than once per month.

(iii)	Within one (1) Business Day after the Relevant Date, the Company shall update the Net Proceeds calculation as of the Relevant Date and submit such calculation of Net Proceeds to Bidder.

(iv)	Within three (3) Business Days following receipt of the Company’s calculation pursuant to Section 3.8(c)(iii), the Bidder shall submit any challenges with respect to the Company’s calculation.

(v)	In case of any challenges pursuant to Section 3.8(c)(iv), the Parties shall promptly undertake good-faith discussions regarding the calculation of the Net Proceeds and use reasonable best efforts to resolve any differences. If the Parties are unable to agree on the calculation of Net Proceeds within three (3) Business Days after receipt of the challenge from the Bidder pursuant to Section 3.8(c)(iv), the disputed matters may be referred to an internationally renowned accounting firm with an active practice in post-merger and purchase price disputes that is mutually agreed by the Parties (the “Accounting Expert”). Absent such agreement, Tether shall select the Accounting Expert.

(vi)	Within two (2) Business Days of appointment of the Accounting Expert, each Party shall prepare a written statement on the disputed matters and furnish such statement to the Accounting Expert. Each Party shall be entitled to provide written comments only once on the respective other Party’s statement within two (2) Business Days of submission to the Accounting Expert. The Accounting Expert may not consider calculations that were previously agreed and made final pursuant to Section 3.8(c)(iv)

(vii)	The Accounting Expert shall submit its decision on the disputed matters and the final determination of the Net Proceeds within ten (10) Business Days of the Accounting Expert’s appointment. This decision shall be final and binding upon the Parties.

(viii)	Each Party shall bear its own costs in connection with the determination of the Net Proceeds, including any Accounting Expert procedure. The fees and costs of the Accounting Expert shall be allocated and borne by the Parties based on the extent each Party prevailed in the Accounting Expert procedure.

(d)	The Net Proceeds shall be allocated as follows: (a) The Net Proceeds shall be divided by the sum of (i) the total number of ND Shares validly tendered into the Tender Offer, and (ii) the total number of ND Shares sold under the Transaction Support Agreement, the ART Sellers SPA and the Apeiron SPA (such amount per ND Share the “Cash Payment”), (b) the Net Proceeds shall then be converted into Euro based on the last available European Central Bank exchange rate prior to the Relevant Date and (c) the Cash Payment per ND Share shall then be rounded down to two decimal places.

(e)	The Parties shall announce the amount of the Cash Payment, if any, without undue delay after it has been agreed/determined.

(f)	The Cash Payment shall be due and payable at Closing.

(g)	To the extent withholding tax is applicable to the Cash Payment owed to shareholders of the Company who have accepted the Tender Offer, the Bidder may withhold such withholding taxes from the Cash Payment.

4	Support of Takeover Offer

4.1	The Parties shall use reasonable efforts to cooperate in all respects with each other, and to keep the respective other Party informed in all material aspects with respect to any communication given or received in connection with any filing, submission, investigation or proceeding relating to the Transaction.

4.2	Immediately upon execution of this Agreement, the Bidder will submit to and will obtain from Chris Pavlovski, in his capacity as the record and beneficial owner of a majority of the combined voting power of the outstanding Class A common stock, Class C common stock and Class D common stock of the Bidder, a duly executed written consent to approve and adopt this Agreement, including the issuance of the Offer Shares hereunder, which is attached hereto as Annex 4.2 (the “Written Consent”).

4.3	The Company and the Bidder agree that the filings to obtain the Clearances will be made as promptly as reasonably practicable after the Effective Date. The filings shall be made by the Bidder on behalf of all parties involved (except to the extent not permitted under applicable law), provided that the Bidder shall give due consideration to any comments the Company may have. All filing fees or other disbursements in connection with the Clearances shall be borne by the Bidder (excluding, for the avoidance of doubt, any fees of lawyers or other advisors of any person or party other than the Bidder).

4.4	To obtain the Clearances, the Bidder and the Company shall cooperate with each other, to the extent legally permissible, in all respects in connection with any additional submission, investigation or inquiry, supply to any competent authority as promptly as reasonably practicable any additional information requested pursuant to any applicable law and take all other procedural actions (other than offering remedies to mitigate competition concerns by a competent authority) required in order to obtain any necessary clearance or to cause any applicable waiting periods to commence and expire.

4.5	To the extent legally permissible, the Company hereby undertakes that from the Effective Date until to the earlier of (i) the termination of this Agreement, and (ii) the Closing, it will carry on the business of ND Group in all material respects in the ordinary course consistent with past practice, unless contemplated otherwise under this Agreement or the Bidder has given its prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

4.6	To the extent legally permissible, the Company hereby undertakes that from the Effective Date until to the earlier of (i) the termination of this Agreement, and (ii) the Closing, it will refrain, and will procure that any other member of ND Group will refrain, from initiating any measures or steps which would materially and adversely affect the timely Closing. In particular, unless explicitly contemplated under this Agreement, neither the Company nor any other member of ND Group shall, directly or indirectly:

(a)	(i) solicit a Competing Offer or another transaction that, if implemented, could impair, interfere with, hinder or delay the Closing or (ii) enter into any communications, discussions, negotiations, correspondence or arrangements or make available any confidential documents relating to ND Group or its business with a view to soliciting any Competing Offer or such other transaction, provided that the Company may engage with a third party that submits a bona fide unsolicited proposal (in relation to which, prior to such engagement, no member of ND Group has breached clause (i) or (ii) above) that (A) the Management Board in good faith determines, in consultation with its financial and legal advisors, constitutes a Superior Offer, and (B) as of the end of the period set forth in Section 5.5, the Bidder has not exercised the Bidder’s right to match in accordance with Section 5.5 with respect to such Superior Offer, and provided further that the Company concurrently makes available to the Bidder, subject to applicable legal restrictions and customary safeguards, any non-public information it makes available to such third party to the extent such information was not previously provided to the Bidder;

(b)	increase the Company’s share capital or carry out any other equity or equity-linked transactions with respect to ND Shares, unless it is an increase of the Company’s share capital subscribed by Tether as a result of the drawing by the Bidder of the financing commitments under the Company Equity Commitment Agreement prior to Closing;

(c)	pay, or propose to pay, any dividend;

(d)	(i) lend money to, or forgive any indebtedness of, any person, or (ii) incur or modify any indebtedness, or issue or sell any debt securities or guarantee any debt securities of any person, in the case of each of foregoing clauses (i) and (ii), in excess of EUR 10,000,000, provided that the aggregate amount of such indebtedness shall not exceed EUR 50,000,000 in aggregate; provided that any such indebtedness is solely used to fund new business development opportunities (e.g., new data centers/GPUs); and provided further that no such indebtedness shall be secured by any lien on the assets of the ND Group;

(e)	purchase, sell, acquire, transfer or encumber any assets (including investments in intangible assets, fixed assets or financial assets) with an value exceeding EUR 20,000,000 in the aggregate (across all such transactions), either directly or indirectly, by way of amalgamation or another form of transformation, takeover, acquisition, transfer, disposal or similar transaction with one or more third parties or disposing of any such assets in any other manner, provided that (i) acquisitions funded with indebtedness pursuant to the proviso in clause (d) or (ii) the acquisition contemplated by the call option in Section 4.10 will be permitted to the extent made in accordance with Section 4.10;

(f)	enter into joint ventures or partnerships with third parties;

(g)	take any action that would reasonably be expected to impair, interfere with, impair, interfere, hinder, delay or otherwise adversely affect the Closing (including the satisfaction of any of the Offer Conditions);

(h)	otherwise take any action outside the ordinary course of business with a business impact of more than EUR 20,000,000; or

(i)	agree on any of the foregoing.

4.7	To the extent legally permissible, the Bidder hereby undertakes that from the Effective Date until to the earlier of (i) the termination of this Agreement, and (ii) the Closing, it will refrain, and will procure that any of the subsidiaries of the Bidder will refrain, from initiating any measures or steps which would prevent or materially impair the ability of the Bidder to perform its obligations under this Agreement. In particular, unless explicitly contemplated under this Agreement, the Transaction Support Agreements or the Written Consent, neither the Bidder nor any of its subsidiaries shall, directly or indirectly:

(a)	increase the Bidder’s authorized share capital or issue any shares of Class A common stock of the Bidder or equity-linked securities with respect to shares of Class A common stock of the Bidder except for (A) upon the exercise, conversion or vesting of any stock options or restricted stock of the Bidder, any warrants of the Bidder or any other equity awards of the Bidder, (B) upon the exchange of any exchangeable shares issued by 1000045728 Ontario Inc., a subsidiary of the Bidder, (C) upon the satisfaction of any contingency with respect to any securities that are subject to earn-out, forfeiture or other similar contingencies tied to the Bidder’s stock price, (D) pursuant to any equity incentive plans of the Bidder (or any successor equity plans), and (E) up to 20.0% of the issued and outstanding shares of Class A common stock and ExchangeCo Shares (as defined below) of the Bidder as of the date hereof in connection with bona fide acquisitions, mergers or strategic partnership transactions;

(b)	split, combine or subdivide any outstanding shares of Class A common stock of the Bidder, in each case to the extent the Offer Price and Offer Shares are not equitably adjusted to reflect such change;

(c)	redeem, purchase or otherwise acquire any outstanding shares of Class A common stock of the Bidder, except in connection with cashless exercises, net exercises or net cash settlement of or withholding under any stock options or restricted stock of the Bidder, any warrants of the Bidder or any other equity awards of the Bidder in accordance with their terms or the exchange of any exchangeable shares issued by 1000045728 Ontario Inc. (“ExchangeCo Shares”) in accordance with their terms;

(d)	take any action that would reasonably be expected to prevent or materially impair the ability of the Bidder to perform its obligations under this Agreement (including the satisfaction of any of the Offer Conditions);

(e)	commence any proceeding or file any petition in any court relating to bankruptcy, reorganization, insolvency, dissolution, liquidation or relief from debtors, in any case, in respect of Bidder, make any assignment for the benefit of creditors or apply for the appointment of a custodian, receiver or trustee, in any case, in respect of Bidder; or

(f)	agreeing on any of the foregoing.

4.8	The Parties shall promptly notify each other of the occurrence or non-occurrence of any event, which could be reasonably likely to result in the non-compliance with any of the relevant Party’s obligations under this Agreement, or which would otherwise be reasonably likely to have a negative impact on the completion of the Transaction. In particular, the Company will (i) inform the Bidder as soon as legally possible under statutory law and reasonably practical if it has been approached by a third party in relation to any expression of interest in acquiring a stake in the Company and/or any material assets of the ND Group outside the ordinary course of business (a “Competing Offer”), and (ii) to the extent legally permissible disclose to the Bidder the material terms and contents of such Competing Offer. The Company will not enter into any agreement which may reasonably interfere with such obligations.

4.9	Nothing in this Agreement shall prevent the Company, the Management Board, the Supervisory Board or any other member of the ND Group from acting in accordance with (i) their fiduciary duties under German law, in particular, the duty of care and loyalty under Sections 93 and 116 AktG; and (ii) their tasks and duties to the extent legally required, including the business judgment rule (Sections 76, 93 as well as 116 AktG).

4.10	The Company shall comply with its obligations under the Peak Mining Purchase Agreement and will not agree to any waiver or amendment of any terms thereof that would be materially adverse to the Bidder without the prior written consent of the Bidder. The Company shall not, and shall cause its affiliates not to, exercise, or purport to exercise, its call right pursuant to the CC Purchase Option Agreement (as defined in the Peak Mining Purchase Agreement) without the express prior written consent of the Bidder, not to be unreasonably withheld.

4.11	Prior to the Closing, the Bidder shall use reasonable best efforts to cause the Offer Shares issuable to holders who have validly tendered their ND Shares in connection with the Closing to be approved for listing on NASDAQ subject to official notice of issuance, including filing an application for the listing of the Offer Shares with NASDAQ as promptly as reasonably practicable after the Effective Date and to cause the application be accepted by NASDAQ as promptly as is practicable following its submission.

4.12	From and after the Effective Date, each of the Bidder and the Company shall promptly advise the other in writing of any legal actions, claims or legal proceedings commenced or threatened against such Party or its affiliates and/or its or their directors or executive officers relating to this Agreement and/or the Transaction, and shall keep the other Party promptly and reasonably informed regarding any such action, claim or legal proceeding. Each Party shall give the other Party the opportunity to participate in the defense or settlement of any such action, claim or legal proceeding and shall give due consideration to such other Party’s views with respect thereto. Neither the Bidder nor any of its subsidiaries, nor the Company nor any of its subsidiaries, shall agree to any settlement of any such action, claim or legal proceeding without the other Party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

4.13	The Parties acknowledge and agree that the Management Board and the Supervisory Board shall at all times, but subject to compliance with the express terms of this Agreement, including this Section 4, be free to take decisions and carry out measures, if and to the extent such decisions or measures are required under their respective fiduciary duties.

4.14	In connection with the proceedings of the European Public Prosecutor’s Office (“EPPO”) and the Swedish Tax Authority (“STA”) concerning allegations relating to the ND Group (the “Proceedings”), the Company shall, without undue delay, engage one or more internationally recognized law firms (“Law Firm”), mutually agreed among the Parties, to conduct an independent investigation of the facts and matters raised by the allegations in the Proceedings, in consultation with one or more criminal law experts instructed by the Company (“Criminal Law Expert”), in accordance with the agreed scope of the investigation (such matters collectively, the “Investigated Matters” and such investigation the “Law Firm Investigation”). The Company shall, without undue delay, enter into an engagement letter with the Law Firm (the “Law Firm Engagement Letter”) containing a scope of investigation substantially consistent with Schedule 4.14(b) and containing such other terms that are acceptable to the Bidder, acting reasonably.

4.15	The Bidder shall have rights to observe (“shadow”) the Law Firm Investigation, including, for the avoidance of doubt, related consultation with the Criminal Law Expert, as set out in Schedule 4.14(b); provided that such observer rights shall neither impair the Law Firm’s nor the Criminal Law Expert’s independence.

4.16	The Company shall, without undue delay, (i) instruct the Law Firm and the Criminal Law Expert and direct ND Group employees, directors, advisors and other representatives to cooperate in good-faith and in all respects in connection with the Law Firm Investigation and the Criminal Law Expert, (ii) use reasonable best efforts to timely produce and provide access to, all relevant data, records systems access and custodians (consistent with applicable law), (iii) use reasonable best efforts to direct any former employees, directors, advisors, representatives or other persons with knowledge of facts relevant to the Law Firm Investigation to cooperate with the Law Firm Investigation, (iv) implement appropriate legal holds and (v) not take any action directly, or indirectly, that could materially impede, delay or otherwise adversely affect the Law Firm Investigation or the Criminal Law Expert or the independence of the Law Firm or the Criminal Law Expert, provided that nothing herein shall prevent the ND Group from availing itself of all legal rights, remedies and defenses and contesting the Proceedings as it determines, in its sole authority, vis-à-vis the EPPO, the STA or any other relevant contest, order or dispute with any governmental authority, subject to Section 4.18. The Company shall not seek to limit or influence any findings or conclusions by the Law Firm or the Criminal Law Expert, which shall not prevent the Company from engaging in discussions to explain, or defend prior tax positions taken by the Company to the extent the Company deems such discussions beneficial or as otherwise may be requested by the Law Firm or the Criminal Law Expert.

4.17	The Company shall adhere to the terms of the Law Firm Engagement Letter. The Company shall not amend, modify, limit, terminate or waive any rights under, or otherwise alter the scope, work plan, deliverables, reporting obligations or independence of the Law Firm or the Criminal Law Expert under the Law Firm Engagement Letter without the Bidder’s consent.

4.18	The Company shall keep the Bidder promptly informed as to any material correspondence or communications with, and any material proceedings involving, any governmental or regulatory authority or prosecutor relating to the Proceedings (including, to the extent permitted, by providing copies of all material written notices received from any such authorities or prosecutors) and the Bidder shall have the right to review and comment on any material proposed written correspondence from the Company to any such authorities or prosecutors prior to submission of such written correspondence. Subject to applicable law, the Company shall not settle or compromise any proceeding relating to the Proceedings without the Bidder’s prior written consent (such consent shall not be unreasonably withheld, conditioned or delayed).

4.19	As a condition to publication of the Offer Document, which condition can be waived solely by the Bidder, (i) the Bidder shall have been given access to the investigation report of the Law Firm (the “Law Firm Report”) and (ii) neither the Law Firm Report nor written statements from the Criminal Law Expert shall include either:

(a)	Any facts or findings that the ND Group owes (or is more likely than not to owe) unpaid VAT taxes and/or related penalties, fines and sanctions in an amount greater than EUR 200 million in the aggregate; or

(b)	Any facts or findings that would have or would reasonably be expected to have a material and adverse impact on the Bidder and its subsidiaries (the “Bidder Group”), the ND Group, or the combined business of the Bidder Group and the ND Group upon the Closing (each, a “Prohibited Finding”). A determination whether a Prohibited Finding has occurred or would reasonably be expected to occur shall take into account the reduction to the Offer Price already negotiated amongst the Parties and any financing available under the Company Equity Commitment Agreement and/or Rumble Equity Commitment Agreement and shall exclude facts or findings that:

(i)	the ND Group owes (or is more likely than not to owe) any amount of unpaid VAT taxes and/or related penalties, fines and sanctions to the extent that amount is equal to or less than EUR 200 million; and/or

(ii)	individual current or former employees, officers, directors, advisors or representatives of the ND Group are, or are more likely than not to be found, criminally liable under any applicable law solely arising from the ND Group’s failure to pay VAT taxes (unless such criminal liability would have or would reasonably be expected to have a material and adverse impact on the Bidder Group, the ND Group, or the combined business of the Bidder Group and the ND Group upon the Closing for reasons beyond such failure to pay VAT taxes, taking into account any reduction to the Offer Price already negotiated amongst the Parties and any financing available under the Company Equity Commitment Agreement and/or Rumble Equity Commitment Agreement);

(clauses (i) and (ii), each, a “Permitted Finding”).

4.20	As a condition to publication of the Offer Document, which condition may be waived solely by the Bidder, no competent governmental or regulatory authority shall have made a bona fide allegation in writing or taken any action that, except for Permitted Findings, would have or would reasonably be expected to have a material and adverse impact on the Bidder Group, the ND Group, or the combined business of the Bidder Group and the ND Group upon the Closing, taking into account the reduction to the Offer Price already negotiated amongst the Parties, any financing available under the Company Equity Commitment Agreement and/or Rumble Equity Commitment Agreement.

4.21	For purposes of determining whether any fact or finding (under Section 4.19(b)) or any bona fide allegation or action (under Section 4.20) would have or would reasonably be expected to have a material and adverse impact on the Bidder Group, the ND Group, or the combined business of the Bidder Group and the ND Group upon the Closing, such impact shall be measured subject to the Permitted Findings exceptions and relative to a baseline set of facts and circumstances which assumes that none of the the allegations in the Proceedings are accurate and, for the avoidance of doubt, the determination shall not be impacted or limited in any way by any knowledge that the Bidder may have acquired, or could have acquired, whether before or after the date hereof, relating to the Proceedings.

4.22	Any dispute relating to whether any fact or finding (under Section 4.19(b)) or any bona fide allegation or action (under Section 4.20) would have or would reasonably be expected to have a material and adverse impact on the Bidder Group, the ND Group, or the combined business of the Bidder Group and the ND Group upon the Closing shall be resolved in accordance with the procedures set forth in Schedule 4.22.

5	Reasoned Statement by the Company’s Corporate Bodies on the Takeover Offer

5.1	Within ten (10) weekdays from the publication of the Offer Document, the Management Board and the Supervisory Board shall prepare a joint reasoned statement materially in line with a statement that would be given pursuant to Section 27 WpÜG (begründete Stellungnahme) (the “Reasoned Statement”). The Company shall give the Bidder three (3) Business Days to review the draft Reasoned Statement and give due consideration to any comments the Bidder may have. In case of dispute on the content of the Reasoned Statement, the Company, acting reasonably, shall have the ultimate decision right. The same shall apply to any amendment to the Reasoned Statement of the Management Board and the Supervisory Board.

5.2	Within two (2) weeks from the publication of the Offer Document, the Company shall publish the Reasoned Statement on its website.

5.3	The members of the Management Board and the Supervisory Board shall reflect in their Reasoned Statement that the Management Board and the Supervisory Board, after having duly reviewed and analyzed the Takeover Offer (including reviewing the Offer Document as to whether, in particular, it complies with this Agreement or contains any material deviations from the transaction parameters agreed herein) and acting in good faith with regards to their respective duties, especially their fiduciary duties under German law, in particular the duty of care and loyalty and the business judgement rule under Section 93 AktG, (i) regard the Offer Price as fair, adequate and attractive, (ii) welcome and support the Takeover Offer and (iii) recommend to the holders of ND Shares that they tender their ND Shares into the Takeover Offer, provided that:

(a)	the Takeover Offer complies with the terms of this Agreement;

(b)	no Superior Offer has been presented to the Management Board or otherwise publicly announced, unless the Bidder has exercised the Bidder’s right to match in accordance with Section 5.5 within the time period specified therein;

(c)	it has been confirmed immediately prior to the resolutions of the Management Board and Supervisory Board on the issuance of the Reasoned Statement in a fairness opinion to be issued by a renowned external financial advisor to the Company that the exchange ratio is fair and adequate thereby conforming their analysis presented to the Management Board and the Supervisory Board prior to the signing of this Agreement ;

(d)	the Bidder not having taken any act, including making any public statement, which clearly contradicts its intention to fulfil its obligations under this Agreement; and

(e)	no other circumstances exist that, in the reasonable opinion of the Management Board and/or Supervisory Board, acting in good faith with due regard to their respective duties under German law, would cause the members of the Management Board and/or the Supervisory Board to violate their duties by welcoming and supporting the Takeover Offer (clauses (a), (b), (c), (d) and (e), the “Recommendation Requirements”).

5.4	For purposes of Section 5.3(b) above, “Superior Offer” means any bona fide unsolicited proposal (in relation to which no member of ND Group has breached clause (i) or (ii) of Section 4.6(a)) by a third party that Management Board and Supervisory Board have determined in good faith, after consultation with its financial and legal advisors, would result in a fully financed (certain funds) Competing Offer which, taking into account all elements of such offer (including the offer price), provide for substantially more beneficial terms than the Takeover Offer.

5.5	In the event of a Superior Offer, the Company shall notify the Bidder as promptly as reasonably practicable after becoming aware of such Superior Offer, of the terms of such Superior Offer and also that the Bidder has the right to match such more beneficial terms within ten (10) Business Days following the publication of the offer document relating to such Superior Offer. The Bidder shall then have ten (10) Business Days to exercise its right to match with respect to such Superior Offer, with the understanding that this Section 5.5 shall apply to any subsequent amendment of the original Superior Offer or any new Superior Offer.

5.6	Subject to the terms herein, from the Effective Date and as long as the Recommendation Requirements remain fulfilled, the Management Board and the Supervisory Board shall not (i) withdraw or amend adversely to the Bidder or withdraw their intention, or otherwise breach their obligation, to give, the Reasoned Statement, (ii) act, including by making any public statement, in a manner that does not comply with the terms of this Agreement and (A) after its publication, would be contrary to the Reasoned Statement and could adversely affect the Closing, (B) recommend that holders of ND Shares take or consider taking any action that could prevent, delay or otherwise adversely affect the Closing or (C) recommend (or agree or resolve to recommend) a Competing Offer. For the avoidance of doubt, the failure of the Recommendation Requirements to be fulfilled shall not by itself give the Company the right to terminate this Agreement and this Agreement shall only be permitted to be terminated in accordance with Article 12.

5.7	From the Effective Date to the earlier of the termination of this Agreement and the Closing, the Company, in consideration of the Bidder agreeing and undertaking to comply with its obligations under this Agreement and to pursue the Takeover Offer and the Transaction in accordance with this Agreement, shall support the Takeover Offer and the Transaction in any and all publications and communications that relate to the Transaction.

6	Representations and Warranties

6.1	The Parties warrant to each other that except as set forth in (i) the consolidated financial statements of the Company prepared in accordance with IFRS and, to the extent available, including the unaudited interim financial statements as of and for the six-month period ended June 30, 2025, (ii) the consolidated financial statements of the Bidder prepared in accordance with US GAAP, and/or (iii) Annex 6.1, the following statements with respect to themselves are true and correct as of the date hereof, unless a statement is only given by one Party:

(a)	Each Party is an entity duly organized, validly existing and in good standing (where such concept is recognized under applicable law) under the laws of its jurisdiction of organization. Each of such Party’s subsidiaries is an entity duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization.

(b)	Each Party and each of its subsidiaries has all requisite corporate, company or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted.

(c)	As of the date hereof, the current share capital of the Company amounts to EUR 64,196,677.00 and is divided into 64,196,677 no-par value bearer shares.

(d)	As of the date hereof, the authorized capital stock of the Bidder consists of 700,000,000 shares of Class A common stock, 170,000,000 shares of Class C common stock, 110,000,000 shares of Class D common stock, and 20,000,000 shares of preferred stock. As of November 5, 2025, there were outstanding (i) 215,380,826 shares of Class A common stock (20,800,886 of which are held in escrow subject to earn-out conditions and 1,963,750 of which are held by the former SPAC sponsor subject to forfeiture), (ii) 123,690,477 shares of Class C common stock, (iii) 95,791,120 shares of Class D common stock and (iv) no shares of preferred stock.

(e)	Except with respect to the Stock Options with respect to the Company or as set forth on Annex 6.1(e) with respect to the Bidder, as of the date hereof, there are no warrants, options or other instruments that would require a Party to issue additional shares, including instruments convertible into or exchangeable for shares of a Party.

(f)	No Party holds any treasury shares.

(g)	Each Party has received all necessary internal approvals to execute this Agreement and to consummate the Transaction.

(h)	Neither the execution and delivery by a Party of this Agreement, the compliance by it with all of the provisions of and the performance by it of its obligations under this Agreement, nor the consummation of the Takeover Offer and the other transactions contemplated hereby, will result in any breach or violation of, or a default under, the provisions of the organizational documents of such Party, or any law applicable to it.

(i)	The audited consolidated financial statements as of and for the fiscal year ended December 31, 2024 and the unaudited consolidated interim financial statements as of and for the six-month period ended June 30, 2025 of the Bidder (A) fairly present in all material respects the consolidated financial position and the results of operations, cash flows and changes in stockholders’ equity of the Bidder as of the dates and for the periods referred to therein and (B) have been prepared in all material respects in accordance with US GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments that are not material in amount or nature and where information and footnotes contained in such financial statements are not required to be in compliance with US GAAP).

(j)	The audited consolidated financial statements as of and for the fiscal year ended December 31, 2024 and, to the extent available, the unaudited consolidated interim financial statements as of and for the six-month period ended June 30, 2025 of the Company (A) give a true and fair view in all material respects of the consolidated financial position and the results of operations, cashflows and changes in stockholders’ equity of the Company as of the dates and for the periods referred to therein and (B) have been prepared in all material respects in accordance with IFRS.

(k)	As of the date hereof, neither any Party nor any Party’s subsidiaries is in conflict with, or in default or violation of, (i) any laws or (ii) any agreement to which such Party or subsidiary is a party or by which such Party or subsidiary is bound or affected, unless in each case this would not be expected to have a material adverse effect on the relevant Party.

(l)	As of the date hereof, each Party and each Party’s subsidiaries have all permits, licenses, franchises, variances, exemptions, orders and other authorizations, consents and approvals necessary to conduct its business as presently conducted, unless in each case this would not be expected to have a material adverse effect on the relevant Party.

(m)	There are no civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of such Party, threatened against any Party, any of its subsidiaries or any of their respective directors or officers in their capacity as such, unless in each case this would not be expected to have a material adverse effect on the relevant Party.

(n)	Neither Party nor any of its subsidiaries nor, to the knowledge of such Party, any officer or director of such Party, has in the past three (3) years, directly or indirectly, in violation of any applicable anti-corruption law, corruptly offered, paid, given, promised, authorized, requested, solicited or accepted any money, financial or other advantage or anything else of value, to or from any person.

(o)	Both the Bidder’s group and ND Group have instituted and maintain policies and procedures reasonably designed to ensure compliance with applicable anti-corruption laws, trade sanctions and export control laws.

(p)	Annex 6.1 (p) contains a true and correct overview of the stock options issued by the Company and outstanding as of the Effective Date (the “Stock Options”), including the relevant exercise prices.

6.2	Each Party acknowledges and agrees that the representations and warranties pursuant to Section 6.1 (i) constitute the sole and exclusive representations and warranties in connection with the Takeover Offer, (ii) are solely given for informational purposes (reine Wissenserklärungen zu Informationszwecken), (iii) shall not create any legal liability on the part of, and be without any recourse against the Party making the relevant representations and warranties to the fullest extent permitted under applicable laws, and (iv) shall not give any Party a right to withdraw from, rescind or otherwise terminate this Agreement based on an alleged or actual incorrectness of a representations or warranty, or otherwise, except for any statutory rights that apply under applicable law in case of willful misconduct (Vorsatz) or fraud (Arglist) which shall remain unaffected.

6.3	All other representations and warranties of any kind or nature, whether express, implied or statutory, are specifically disclaimed by the Parties. As a matter of precaution, each Party hereby waive vis-à-vis the respective other Party, to the fullest extent permissible under applicable law, any claims under or in connection with the representations and warranties pursuant to Section 6.1, other than for any statutory rights that apply under applicable law in case of willful misconduct (Vorsatz) or fraud (Arglist) which shall remain unaffected.

7	Stock Options of the Company

7.1	The Company undertakes that without the prior written consent of the Bidder, it will not amend or modify the terms of any Stock Options or offer or accept any settlement of Stock Options for which the conditions for exercising such Stock Options are not fulfilled.

8	Domination and Profit and Loss Transfer Agreement; Delisting; Squeeze-out

8.1	The Bidder undertakes to not enter into a domination and profit and loss transfer agreement (the “DPLTA”) for a period of at least three (3) years after Closing.

8.2	The Parties agree that the inclusion of ND Shares in the open market (Freiverkehr) of the Munich Stock Exchange and Frankfurt Stock Exchange, and, if applicable, any other stock exchange, at the request of the Company after Closing will no longer be in the interest of the Company, and therefore agree that such inclusion shall be terminated after Closing, to the extent legally permissible (delisting).

8.3	The Company, subject to the fiduciary duties of the Management Board and Supervisory Board, agrees to assist in a delisting of the ND Shares by taking all steps reasonably necessary for achieving such delisting as soon as reasonably practicable upon the Bidder’s request. The Parties agree that taking into account the terms of the Takeover Offer, a separate delisting tender offer will not be required.

8.4	If at any time after Closing the Bidder directly holds ND Shares corresponding to 90% or more of the Company’s share capital pursuant to Section 62 para 5 of the German Transformation Act (Umwandlungsgesetz), but less than 95% of the Company’s share capital pursuant to Sections 327a para. 2, 16 para. 2, para. 4 AktG, the Bidder will consider carrying out a squeeze-out of minority shareholders by merging the Company into the Bidder pursuant to Section 62 of the German Transformation Act (Umwandlungsgesetz) in conjunction with Section 327a et seqq. AktG (squeeze out under German transformation law (umwandlungsrechtlicher Squeeze-out)), provided that the Bidder may, in its sole discretion, decide not to effect such squeeze-out.

8.5	If at any time after Closing the Bidder directly holds ND Shares corresponding to 95% or more of the share capital of the Company pursuant to Sections 327a para. 2, 16 para. 2, para. 4 AktG, the Bidder will consider carrying out a squeeze-out of minority shareholders pursuant to Sections 327a et seqq. AktG (squeeze-out under German stock corporation law (aktienrechtlicher Squeeze-out)), provided that the Bidder may, in its sole discretion, decide not to effect such squeeze-out.

8.6	The Company will, subject to the fiduciary duties of the Management Board and Supervisory Board, assist in any squeeze-out pursuant to Section 8.4 or Section 8.5 by taking all steps reasonably necessary for achieving such squeeze-out as soon as possible upon the Bidder’s request.

9	Strategy

9.1	The objective of the Takeover Offer is to strategically support the growth strategy of ND Group on a sustainable basis.

9.2	The Bidder does not intend to change the structure of ND Group with a holding company and several subsidiaries.

9.3	The Bidder does not intend to relocate the corporate seat of the Company from Frankfurt am Main, Germany.

10	Corporate Governance

10.1	Management Board

(a)	The Bidder intends to constructively cooperate with the Management Board of the Company and the extended management team following Closing.

(b)	The Management Board of the Company shall continue to manage ND Group independently and exclusively in their own responsibility pursuant to and within the framework of German law.

10.2	Supervisory Board

(a)	The Supervisory Board shall continue to consist of three (3) members. The Bidder does not intend to change the size of the Supervisory Board.

(b)	The Bidder intends to be represented in the Supervisory Board in a manner which appropriately reflects its shareholding following Closing.

11	Workforce and Employees

11.1	The Bidder acknowledges that ND Group’s skilled and dedicated workforce and its high competence and strong commitment are the foundation for the future success of ND Group. In doing so, the Bidder is also committing to the office locations of ND Group and to safeguarding the jobs and sustainably enhancing the competitiveness of ND Group.

11.2	The Bidder intends to engage in a constructive dialogue with all of ND Group’s employees and to support ND Group in pursuing a successful transition after Closing, maintaining and developing an attractive and competitive framework to retain an excellent global employee base and to continue efforts to attract and develop talent.

11.3	The Bidder undertakes that after Closing, the Bidder will seek to:

(a)	maintain employment conditions of ND Group in the ordinary course of business materially consistent with past practice;

(b)	not to cause ND Group to take, or initiate, any action aimed at the amendment or termination of existing shop agreements (Betriebsvereinbarungen), collective bargaining agreements (Tarifverträge) or similar agreements, in particular relating to work conditions of ND Group employees;

(c)	respect the rights of the employees of ND Group under applicable laws, regulations, arrangements and agreements;

(d)	maintain for calendar years 2025 and 2026 the existing performance evaluation system of ND Group, with current ND Group management remaining solely responsible for the individual performance evaluations for 2025, and members of current ND Group management remaining involved in the individual performance evaluations for 2026;

(e)	not to terminate current ND Group employees prior to 31 December 2026 without consultation with the current ND Group management; and

(f)	not to cause any member of ND Group to initiate any action aimed at a change of the employer’s collective bargaining jurisdiction (Tarifzuständigkeit auf Arbeitgeberseite).

12	Term; Termination

12.1	The Agreement provides for a fixed term automatically ending two (2) years after the Effective Date.

12.2	The Agreement may be terminated as follows:

(a)	by either Party if:

(i)	the Takeover Offer lapses as a result of non-satisfaction of any of the Offer Conditions prior to the End Date; provided, however, that the terminating Party is not then in breach, in any material respect, of any of its material covenants or agreements under this Agreement relating to the relevant Offer Condition;

(ii)	the Takeover Offer has not been settled by the End Date; provided, however, that the failure of the Takeover Offer to have settled by the End Date is not the result of the terminating Party’s breach, in any material respect, of any of its material covenants or agreements under this Agreement;

(iii)	if it becomes impossible for an Offer Condition to be ultimately fulfilled; provided, however, that the terminating Party is not then in breach, in any material respect, of any of its material covenants or agreements under this Agreement relating to the relevant Offer Condition; or

(iv)	if any competent governmental authority or court in the jurisdictions set forth in Annex 12.2(a)(iv) has permanently enjoined the Closing;

(b)	by the Company if:

(i)	the Bidder does not announce its intention to launch the Takeover Offer within five (5) Business Days from the date hereof;

(ii)	the Takeover Offer is launched but (A) it materially deviates from the terms and conditions set forth in this Agreement, in particular the Offer Conditions, and (B) the Company has not approved such other terms and conditions, modifications and/or deviations in writing;

(iii)	in the period between the Effective Date and the date of the publication of the Offer Document a Material Bidder Compliance Violation occurs. “Material Bidder Compliance Violation” means that between the publication of the Offer Document and the expiration of the Offer Period, any criminal offense (Straftat) or administrative offense (Ordnungswidrigkeit) (including any concrete reason of suspicion) by the Bidder or any of its subsidiaries (nachgeordnet verbundene Unternehmen) within the meaning of Sections 15 et seq. AktG (the “Bidder Group”, a member of a corporate body of the Bidder or a member of Bidder Group, while any such person was operating in their official capacity at, or on behalf of, the Bidder or a member of Bidder Group, under any applicable administrative or criminal laws in the United States, Germany or any other jurisdiction whose laws apply to operations of the Bidder or the relevant member of Bidder Group relating to bribery offenses and corruption or to any violation of any export sanctions administered or enforced by the United Nations Security Council, the European Union, has occurred or becomes known, either via publication by the Bidder Group or otherwise, in each case if the occurrence of such offenses constitutes or would constitute inside information for the Bidder pursuant to Art. 7 MAR or comparable U.S. securities laws, or constituted such inside information prior to its publication;

(iv)	the Bidder violates its material obligations under this Agreement and such violation has not been cured within thirty (30) Business Days after the date on which the Company has informed the Bidder of such breach; or

(v)	Mr. Pavlovski fails to deliver the Written Consent within 24-hours following the execution of this Agreement.

(c)	by the Bidder if:

(i)	in the period between the Effective Date and the date of the publication of the Offer Document a Target Insolvency, a Material Compliance Violation (excluding, for the avoidance of doubt, the Proceedings) occurs;

(ii)	the Management Board and/or the Supervisory Board do not issue, or they modify (in a manner adverse to Bidder) or withdraw, the Reasoned Statement during the Offer Period;

(iii)	the Company violates its obligations under Section 4.6(a) of this Agreement;

(iv)	the Company violates any of its obligations under Section 4.6(b) – (i) or Section 4.8 of this Agreement in any material respect and such violation has not been cured within thirty (30) Business Days after the date on which the Bidder has informed the Company of such breach; or

(v)	a Superior Offer has been endorsed by the Management Board and Supervisory Board.

12.3	Notice of any termination must be given in writing and must be made within ten (10) Business Days after the terminating Party becomes aware of the event providing grounds for the termination right. In the event of termination of this Agreement, this Agreement shall have no further effect save for those provisions the surviving of which is expressly agreed on in this Agreement (and which shall remain in full force and effect) but without prejudice to the rights and claims of each Party accrued until termination.

12.4	The right to terminate this Agreement for good cause (aus wichtigem Grund) shall remain unaffected. Good cause shall exist where the terminating Party, taking into account all circumstances of the specific case and weighing the interests of the Parties, cannot reasonably be expected (unzumutbar) to continue the contractual relationship through the remainder of the agreed fixed term (Section 314 para. 1 sentence 1 of the German Civil Code (Bürgerliches Gesetzbuch)).

12.5	The provisions of this Section 12 are without prejudice to any other statutory remedies (other than statutory withdrawal rights) which may be available to any Party.

13	Miscellaneous

13.1	Notices. All notices and requests required or permitted under this Agreement shall be made in writing in the English language and delivered by hand, by courier, by telefax or by email to the person at the address set forth below, or such other person or address as may be designated by the respective Party to the other Parties in the same manner:

(a)	if to the Bidder

Bidder
Rumble Inc.
444 Gulf of Mexico Dr.
Longboat Key, FL 34228

with a copy to (which shall not constitute notice hereunder):

Willkie Farr & Gallagher LLP
Attn. Russell L. Leaf; Sean M. Ewen
787 Seventh Avenue
New York, NY 10019-6099, USA
Email: rleaf@willkie.com; sewen@willkie.com

(b)	if to the Company

Northern Data AG
Attn. Aroosh Thillainathan; John Hoffman
An der Welle 3
60322 Frankfurt am Main, Germany
Email:

with a copy to (which shall not constitute notice hereunder):

Latham & Watkins LLP
Attn. Robert Katz; James Gorton
1271 Sixth Avenue
New York, NY 10020-1300, USA
Email: robert.katz@lw.com; james.gorton@lw.com

Gleiss Lutz Hootz Hirsch PartmbB Rechtsanwälte, Steuerberater
Attn. Dr. Stephan Aubel
Taunusanlage 11
60329 Frankfurt am Main, Germany
Email: stephan.aubel@gleisslutz.com

13.2	Public Announcements. Except for (i) the press release set forth in Section 1.3 and (ii) with respect to disclosures that are consistent with prior disclosures made in compliance with this Section 13.2 or any communications plan or strategy previously agreed on by the Parties in writing, the Parties shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transaction and shall not issue any such press release or make any such public statement prior to such consultation, except as such Party may reasonably conclude may be required by applicable law, court process or rules of any securities exchange. The Parties agree that all formal employee communication programs or announcements with respect to the Transaction shall be in forms mutually agreed by the Parties (such agreement not to be unreasonably withheld, conditioned or delayed), provided, however, that no further mutual agreement shall be required with respect to any such programs or announcements that are consistent with prior programs or announcements made in compliance with this Section 13.2.

13.3	Title Insurance Policy; Survey; RWI Insurance.

(a)	Prior to the Closing, the Company agrees to cause each of its subsidiaries to reasonably cooperate with Bidder to obtain any Title Insurance Policy with respect to any real property owned by the Company (“Real Property”) that Bidder elects to obtain in its sole and absolute discretion, which shall include delivering, or causing to be delivered, to Bidder the affidavits, indemnities, undertakings, certificates, estoppels, broker lien waivers or other assurances reasonably required for the Title Company to issue the Title Insurance Policy, including the non-imputation endorsement, at Bidder’s sole cost. Bidder may, at its sole option and expense, obtain an ALTA (or equivalent) survey on each parcel of Real Property and such other reports or documents customarily obtained by purchasers of real property. Prior to the Closing, the Company shall cause its subsidiaries to grant Bidder reasonable access to the Real Property in accordance with all applicable laws and upon reasonable advance notice for purposes of obtaining such surveys.

(b)	For purposes of Section 13.3(a), the definition of “Title Insurance Policy” means an owner’s title insurance policy insuring good and valid fee simple or leasehold title (as the case may be) to the applicable Real Property, which policy shall: (i) be in amount, form and substance reasonably satisfactory to Bidder; (ii) have an effective date as of the Closing; (iii) provide title insurance coverage for such Real Property with exceptions reasonably acceptable to Bidder; (iv) include a non-imputation endorsement; and (v) include such other endorsements as may be reasonably requested by Bidder but may include endorsements providing for extended coverage over the standard title exceptions, zoning, contiguity, access, compliance with any covenants, conditions and restrictions of record and single tax parcel.

(c)	For purposes of Section 13.3(a), the definition of “Title Company” means First American Title Insurance Company.

(d)	From the date of this Agreement until the Closing, the Company shall use reasonable efforts to fully cooperate with Bidder and its representatives in connection with Bidder’s efforts to remove any “exclusions” under the purchaser-side representations and warranties insurance policy (“RWI Policy”) issued by Euclid Transaction, LLC (“RWI Provider”) to Bidder in connection with the Transaction based on incomplete information provided to the RWI Provider as of the date of the RWI Policy. Such cooperation shall include, without limitation, providing access to and participation in due diligence sessions, reconsenting fully and accurately to information and document requests, making relevant personnel reasonably available for interviews and meeting (including with the underwriters and their advisors), and executing and delivering such customary authorizations, certificates, or consents as may be required by the underwriters of such insurance.

13.4	Assignment. Except as expressly set forth in this Agreement, no Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other Parties.

13.5	Third-Party Beneficiaries. Neither this Agreement nor any provision contained in this Agreement is intended to confer any rights or remedies upon any person or entity other than the Parties.

13.6	Fees and Expenses. Except as expressly set forth in this Agreement, each Party shall bear all costs, expenses and fees (including fees for obtaining legal advice) it incurs in connection with this Agreement and the transactions contemplated hereunder, whether or not the transactions contemplated hereunder are consummated.

13.7	Entire Agreement, Amendments and Waivers. This Agreement (including all Annexes hereto) constitutes the whole and only agreement between the Parties relating to the Transaction. Any provision of this Agreement may be amended or waived only if such amendment or waiver is by written declaration executed by all Parties and explicitly referring to this Agreement. The foregoing shall also apply with respect to a waiver of the requirement of the written form pursuant to this Section 13.7.

13.8	DPLTA. For the avoidance of doubt, nothing in this Agreement shall limit the rights and obligations of the Bidder towards the Company which would arise from a DPLTA pursuant to Sections 308, 309 AktG (if entered into).

13.9	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Federal Republic of Germany, without recourse to any conflicts of law provisions.

13.10	Jurisdiction. Any dispute arising out of or in connection with this Agreement and its Annexes or their validity shall be finally adjudicated by the ordinary courts. Venue for all disputes under this Agreement shall, to the extent legally possible, be Frankfurt am Main, Germany.

13.11	Interpretation, Definitions.

(a)	The headings of the sections and subsections in this Agreement are for convenience purposes only and shall not affect the interpretation of any of the provisions hereof.

(b)	Words such as “hereof”, “herein” or “hereunder” refer (unless otherwise required by the context) to this Agreement as a whole and not to a specific provision of this Agreement. The term “including” shall mean “including, without limitation”.

(c)	The term “Business Day” shall mean any day other than a Saturday, Sunday or any other day on which banks in Frankfurt am Main, Germany, and/or New York, New York, United States of America, are generally closed.

13.12	Severability. Should any provision of this Agreement, or any provision incorporated into this Agreement in the future, be or become invalid or unenforceable, the validity or enforceability of the other provisions of this Agreement shall not be affected thereby. The invalid or unenforceable provision shall be deemed to be substituted by a suitable and equitable provision which, to the extent legally permissible, comes as close as possible to the intent and purpose of the invalid or unenforceable provision. The same shall apply: (i) if the Parties have, unintentionally, failed to address a certain matter in this Agreement (Regelungslücke), in this case a suitable and equitable provision shall be deemed to have been agreed upon which comes as close as possible to what the Parties, in the light of the intent and purpose of this Agreement, would have agreed upon if they had considered the matter, or (ii) if any provision of this Agreement is invalid because of the scope of any time period or performance stipulated herein, in this case a legally permissible time period or performance shall be deemed to have been agreed which comes as close as possible to the stipulated time period or performance.

13.13	Language. This Agreement is made in the English language. If a German word is added in italics, the German meaning of such word shall prevail.

(Signature pages follow)

SIGNATURES

Northern Data AG

/s/ John Hoffman
John Hoffman
Co-Chief Executive Officer

Rumble Inc.

/s/ Christopher Pavlovski
Christopher Pavlovski
Chief Executive Officer

Annex (E)

Shareholder Loan Amendment Agreement

Annex (F)

Company Equity Commitment Agreement

Annex (G)

Rumble Equity Commitment Agreement

ANNEX 1.3

Bidder Press Release

ANNEX 3.4(a)

Merger Control Authorities

ANNEX 3.4(b)

Investment Control Clearances

ANNEX 4.2

Written Consent

ANNEX 6.1(e)

Bidder Stock Options/Warrants

ANNEX 6.1(p)

Company Stock Options

ANNEX 12.2(a)(iv)

Governmental Authorities